EXHIBIT 23.1


CONSENT OF INDEPENDENT AUDITORS


To the Board of Directors
Unity Wireless Corporation



We consent to the use of our audit report dated March 2, 2001 on the consolidated balance sheet of Unity Wireless Corporation as of December 31, 2000, and the related consolidated statements of operations and comprehensive loss, stockholders' equity and cash flows for the year then ended included in the Amendment No. 2 to Form SB-2 Registration Statement. Our report dated March 2, 2001 includes an explanatory paragraph that states that the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.




"KPMG LLP"

KPMG LLP



Chartered Accountants

Vancouver, Canada

April 19, 2001